SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Cytori Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

23283K 10 5

(CUSIP Number)

Masaaki Terada Director / Corporate R&D Center Shinjuku Monolith 3-1 Nishi-Shinjuku 2-chome Shinjuku-ku, Tokyo 163-0914 JAPAN	with a copy to: Hironobu Kawamata General Manager, Accounting Department Shinjuku Monolith 3-1 Nishi-Shinjuku 2-chome Shinjuku-ku, Tokyo 163-0914 JAPAN

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Olympus Corporation I.D. No. 98-0374407
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,513,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,513,043
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON* CO

Item 1.        Name of Issuer:

This Schedule 13D relates to the common stock, $.001 par value per share, of Cytori Therapuetics, Inc., a Delaware corporation (“Cytori”).  The principal executive offices of Cytori are located at 3020 Callan Road, San Diego, California  92121.

Item 2.                        Identity and Background.

This Schedule 13D is filed by Olympus Corporation, a Japanese corporation (“Olympus”).  Its principal business address and principal office address are Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan.  Its principal business is to manufacture and sell precision machines and instruments, including cameras and medical devices.

During the last five years, Olympus has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amount of Funds and Other Consideration.

The source of the $6,000,000 used by Olympus to buy the additional 1,000,000 shares of Cytori common stock and the warrant to purchase 500,000 Cytori common stock on August 8, 2008 was Olympus’ working capital.

Item 4.                        Purpose of Transaction.

Olympus believes there is substantial value in Cytori’s adipose stem and regenerative cell technology business.  Olympus’ purpose in acquiring Cytori common stock is to participate in the future realization of that value while at the same time providing Cytori with funding which is essential for continuing the commercial development of the stem and regenerative cell technology.

Olympus and Cytori have previously entered into a Joint Venture business in November, 2005 for the development and manufacture of devices relating to Cytori’s adipose stem and regenerative cell technology.  Olympus and Cytori are now actively engaged in the joint-development of such products for future commercial release.

Olympus has previously been granted the right to have its designee appointed to Cytori’s Board of Directors (subject to certain conditions) and to have its designee included on the Board-recommended slate of director nominees at future Cytori annual meetings of stockholders.  Olympus has not yet exercised this right of designation, although it has appointed an observer to Cytori’s Board.

See also Item 6 below.

Otherwise, Olympus does not currently have any plans or proposals which relate to or would result in any of the effects described in Item 4(a)-(j).

Item 5.                        Interest in Securities of the Issuer.

(a)           Olympus beneficially owns 4,513,043 shares of the Issuer’s common stock, representing beneficial ownership of approximately 15.4% of Cytori’s common stock.  Of the 4,513,043 shares, 500,000 shares are subject to a right to acquire pursuant to the exercise of a warrant. Excluding the 500,000 warrant shares that Olympus has the right to acquire as determined by the application of the beneficial ownership rules, the 4,013,043 shares actually owned by Olympus would represent approximately 13.7% of Cytori’s common stock.

(b)           Olympus has sole power as to both the voting and the disposition of the Cytori shares that Olympus beneficially owns.

(c)           Except as described herein, Olympus has not effected any transactions in Cytori’s common stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 28, 2005 Olympus and Cytori entered into a Common Stock Purchase Agreement which provided for the sale by Cytori of 1,100,000 shares of its common stock to Olympus in exchange for $11,000,000. The agreement also provided Olympus the right to have its designee appointed to Cytori’s Board of Directors as described in Item 4 above.

On November 4, 2005, Olympus entered into a strategic development and manufacturing joint venture agreement and other related agreements (“JV Agreements”) with Cytori.  As part of the terms of the JV Agreements, the parties formed a joint venture, Olympus-Cytori, Inc. (the “Joint Venture”), to develop and manufacture future generation of commercial stem and regenerative cell devices based on Cytori’s Celution™ System platform.

Under the JV Agreements Olympus paid $30,000,000 into the Joint Venture for its 50% interest in the Joint Venture.  Moreover, Olympus simultaneously entered into a License/Joint Development Agreement with the Joint Venture and Cytori to develop a second generation commercial system and manufacturing capabilities.  Pursuant the License/Commercial Agreement (which was one of the foundation agreements of the Joint Venture) Cytori licensed its device technology, including the Celution™ System platform and certain related intellectual property, to the Joint Venture for use in future generation devices.  These devices will process and purify adult stem and regenerative cells residing in adipose (fat) tissue for various therapeutic clinical applications.  In exchange for this license, Cytori received a 50% interest in the Joint Venture, as well as an initial $11,000,000 payment from the Joint Venture; the source of this payment was the $30,000,000 contributed to the Joint Venture by Olympus.  Moreover, upon receipt of a CE mark for the first generation Celution™ System platform in January 2006, Cytori received an additional $11,000,000 development milestone payment from the Joint Venture.

The Shareholders’ Agreement between Cytori and Olympus provides that Olympus is entitled to designate the Joint Venture's chief executive officer and a majority of its board of directors, which means that day-to-day decisions which are not subject to a contractual veto will essentially be controlled by Olympus. It also provides in certain specified circumstances of insolvency or if Cytori experiences a change in control, Olympus will have the rights to (i) repurchase Cytori’s interests in the Joint Venture at the fair value of such interests or (ii) sell its own interests in the Joint Venture to Cytori at the higher of (a) $22,000,000 or (b) the Put’s fair value.

On August 9, 2006 Olympus and Cytori entered into a Common Stock Purchase Agreement which provided for the sale by Cytori of 1,913,043 shares of its common stock to Olympus in exchange for $11,000,000.

On February 23, 2006, Olympus acquired an exclusive right to negotiate a commercialization collaboration for the use of adipose stem and regenerative cells for a specific therapeutic area outside of cardiovascular disease from Cytori.  Olympus paid Cytori $1,500,000 for this right. As part of this agreement, Olympus agreed to conduct market research and pilot clinical studies in collaboration with Cytori for the therapeutic area up to December 31, 2008, when this exclusive right will terminate.

In August 2007, Olympus consented to Cytori entering into a License and Royalty Agreement (“Royalty Agreement”) with the Joint Venture which provided Cytori the ability to commercially launch the Celution™ System platform earlier than it could have otherwise done so under the terms of the Joint Venture Agreements.  The Royalty Agreement allows for the sale of the Cytori-developed Celution™ System platform until such  time as the Joint Venture’s products are commercially available for the same market served by Cytori platform, subject to a reasonable royalty that will be payable to the Joint Venture for all such sales.

On August 7, 2008 Olympus and Cytori entered into a Common Stock Purchase Agreement, and on August 8, 2008 Olympus and Cytori entered into an Amendment to that Common Stock Purchase Agreement which together provided for the sale by Cytori of 1,000,000 shares of its common stock and a warrant to acquire an additional 500,000 shares of its common stock to Olympus in exchange for $6,000,000. The warrant is exercisable for up to a total of 500,000 shares of the Company’s common stock at an exercise price of $8.50 per share. The warrant has a five year term and will not be exercisable until six months after the date of issuance. The Common Stock Purchase Agreement also provides Olympus certain registration rights to with respect to the shares purchased from Cytori.

Item 7.                        Material to be filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008

OLYMPUS CORPORATION

By:   /s/ Masaaki Terada

Name:  Masaaki Terada

Its:  Director / Corporate R&D Center